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E-Filed

Colorado Secretary of State
Date and Time: 04/19/2006 03:33 PM
Entity Id: 20001056133
Document number: 20061165990

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20001056133

1. Entity name: WORLDWIDE MANUFACTURING USA, INC.
(If changing the name of the corporation, indicate name BEFORE the name change)

2. New Entity name: (if applicable) ____________

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ____________ *(mm/dd/yyyy)*

OR

If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date: ____________ *(mm/dd/yyyy)*

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Ballard	John	D.	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

1926 S. Oswego Way
(Street name and number or Post Office information)

Aurora	CO	80014
(City)	*(State)*	*(Postal/Zip Code)*

United States

| *(Province – if applicable)* | *(Country – if not US)* |

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION OF

WORLDWIDE MANUFACTURING USA, INC.

filed pursuant to § 7-90-301 et seq. and § 7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID Number: 20001056133

1. Entity name: **WORLDWIDE MANUFACTURING USA, INC.**

2. Article IX, **Non-Unanimous Written Consent**, is added, and reads as follows:

   Unless these Articles of Incorporation require that an action be taken at a shareholders' meeting or unless shares are entitled to be voted cumulatively in the election of directors, any action required or permitted to be taken by the corporation may be authorized by written consent of fewer than all the voting shares. The consent must be obtained from the same number of voting shares as would be needed to authorize such action at a meeting if all of the shares entitled to vote thereon were present and voted. If shares are entitled to be voted cumulatively in the election of directors, shareholders may take action to elect or remove directors without a meeting only if these Articles of Incorporation do not require that such action be taken at a shareholders' meeting, and all of the shareholders entitled to vote in the election or removal sign writings describing and consenting to the election or removal of the same directors.

The name and address of the individual causing the document to be delivered for filing:

John D. Ballard
1926 S. Oswego Way
Aurora, CO 80014